EXHIBIT 99.1

News for Immediate Release

Electrovaya to Provide Battery Systems for Electrified Class 8 Trucks through Supply Agreement with Janus Electric

Represents Electrovaya’s foray into a new mission critical sector of heavy duty Class 8 trucks for the Australian and US markets

Toronto, Ontario – July 8, 2025 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce that it has entered into a Commercial Supply Agreement with Janus Electric Holdings Limited (ASX: JNS), an Australia based pioneer in the electrification of heavy transport vehicles.

Under the terms of the agreement, Electrovaya will supply advanced, next-generation Infinity high voltage lithium-ion battery systems to support Janus Electric’s mission to transform diesel-powered Class 8 trucks into zero-emission electric trucks through its industry-leading swappable battery platform. The battery systems will incorporate Electrovaya’s proprietary Infinity cell technology, providing improved safety and performance.

“We are excited to partner with Janus Electric, a recognized innovator in sustainable transportation,” said Dr. Raj DasGupta, CEO of Electrovaya. “Class 8 trucks, especially those in Australia, where some of the heaviest loads are carried over long distances, represents one of the most challenging applications to electrify and requires superior battery technology. This agreement reflects the growing demand for our high-performance, safe and long-life lithium-ion batteries in the commercial vehicle market and underscores Electrovaya’s commitment to enabling electrification across multiple industrial sectors.”

Electrovaya’s proprietary battery technology is known for its industry-leading cycle life, safety, and performance under demanding operating conditions-key attributes for the heavy-duty transport market.

“This agreement with Electrovaya provides Janus with access to high-quality, scalable battery technology that meets the rigorous demands of freight and logistics operations,” said Ian Campbell, CEO of Janus Electric. “Together, we are taking a major step toward decarbonizing the heavy transport industry with swappable lithium ion battery systems.”

This strategic partnership aligns with both companies’ sustainability goals and positions them to meet the growing global demand for clean energy solutions in transportation.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

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About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

About Janus Electric.

Janus Holdings Limited (ASX: JNS) is an Australian innovator in heavy vehicle electrification, offering a turnkey solution through its patented battery swap platform, truck conversion kits, charging infrastructure, and integrated fleet management software. Janus delivers a zero-emissions, full-service electrification model for the freight and logistics sector, supporting operations across New South Wales, Victoria, Queensland, South Australia, and Western Australia. Its Central Coast-based production facility underpins its national deployment strategy. www.januselectric.com.au

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, the potential for additional purchase orders from the described customer in CY 2025, order growth and customer demand in FY 2025,  future business opportunities, and the  ability to deliver to customer requirements. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “planned”, “objective”, “estimated” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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